Exhibit 4.32

Letter of Intent Between Valcent Products and the Hydoganics Joint Venture1

Valcent Products (“Valcent”) and the Hydroganics Joint Venture, being a 50/50 unincorporated joint venture between Paul Davies and Armando Formica which may later be incorporated, (“Hydro”), have had discussions regarding Valcent’s High Density Growing System (“VGS”) for vegetables excluding any grains.

Valcent is currently seeking to raise funds through a private placement of units whereby a unit is priced at 60 US Cents and is comprised of one ordinary share fully paid and one warrant. The warrants entitle the warrant holder, for each TWO warrants held , to purchase ONE share at 75 cents per share for a period of up to two years from the closing of the private placement.

All investment in the private placement will be governed by the existing subscription agreement.

Hydro seeks to obtain the exclusive rights for the country of Australia.

Both Hydro and Valcent agree that it is their intention that Hydro have exclusive rights to Australia for VGS on the following basis.

Hydro will seek to raise US$2,500,000 for Valcent as part of the existing private placement. Such monies may come directly from Hydro or from independent investors. Usual fees for such raising shall be paid to the Hydro joint venturers but shall not include Valcent should Valcent be a joint venturer.

Valcent shall have a 30% equity interest in Hydro maintained up to the level where Hydro has raised the equivalent US$10million in whatever form for the development and commercialisation of VGS in Australia. Thereafter Valcent shall have anti dilution rights to purchase 30% of any further equity issue. This will be governed by a shareholder agreement covering but not limited to purchase for either party, board representation, etc.

Hydro undertakes that within 12 months of receiving all necessary data in relation to VGS to enable the development and construction of an economically viable VGS unit it will produce such unit in Australia. If hydro fails to do so Valcent , at its sole discretion shall have the right to remove Hydro’s entitlement to the territory of Australia.

In the event that Valcent has failed to deliver the necessary data for the construction of an economically viable VGS unit in Australia by April 30th 2009 then Valcent shall pay to Hydro compensation for costs incurred in relation to this project or reasonable amount for time spent by the Hydro parties.

Valcent shall provide all IP and design and engineering materials required for the building of a VGS unit at no cost to Hydro. Any supplies and equipment provided to Hydro by Valcent shall be sold to Hydro at Valcent’s cost.
Valcent shall offer to Hydro any future and on-going developments in VGS as they relate to fruits and vegetables together with any design and engineering changes or modifications on the same cost basis as above.

Valcent shall provide a detailed description of VGS as it is currently known including description of any patents or patents pending.

In addition, on completion of Hydro’s share purchases as well as Hydro successfully completing the commercial production from its first VGS, then Valcent shall offer first rights to deploy VGS, and any related or subsequent VGS modifications to HG for a term of 3 years with the right to renewal on certain conditions yet to be discussed.

Valcent and Hydro shall form a management working relationship to discuss and resolve on going issues relating to any unique needs regarding the commercialization of VGS in Australia which would include local availability of parts and equipment, supplies, local weather issues, rules and regulations governing such a business, consumer habits, etc.

 Hydro shall honor Valcent’s current royalty agreement with Pagic,( a Texas LLC)  and West Peak Ventures of Canada Ltd, a Canadian Limited Company, who jointly own a total royalty of 4.5% of gross receipts.  The agreement will be an appendix to any letter of understanding or formal agreement between the parties.

In the process of deploying the VGS in Australia and any other territories, and in the event of doing so, other designs and/or modifications of any nature have created new or additional intellectual properties, then the property will be owned by Pagic Inc and as such, the same royalties as described above will also apply. Hydro will have the same commercial use of any new intellectual property on the same terms as described above.

Valcent shall be obligated to keep the current and any subsequent intellectual properties free and clear of any obligations and or liabilities of any nature that may effect the on going business of Hydro. Hydro shall also have on going rights to protect itself if Valcent becomes a bankrupt corporation and or fails to deliver product as agreed upon.

At such time as Hydro has completed its equity purchases as well as having the first VGS in commercial production, then Hydro shall have earned the first right of offer to participate in the commercialization of the Vertigro Algae project within the territory of Australia.  In doing so, Valcent shall seek the approval of Vertigro, LLC, to honor the same.

 In summary, the agreement between the parties will include the points described above, with the following appendix required:

-         a shareholder’s agreement;
-         a royalty agreement
-         a design description of VGS, including any patents or patents pending